# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BridgeBio Pharma, Inc., CIK 0001743881
CUSIP: 10806X102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3160 Porter Drive, Suite 250, Palo Alto, California (CA), 94304
Date of event which requires filing of this statement: 03/05/2025
Amends the filing with accession number 0001140361-19-01274
Filed by CIK 0001780408
Persons authorized to receive notices and communications: Christopher Lee, Esq., Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, New York (NY), 10001, 212-750-8300

## Reporting persons
- KKR Genetic Disorder L.P. (CIK 0001780408): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 19,260,971; shared voting power 0; sole dispositive power 19,260,971; shared dispositive power 0; aggregate amount beneficially owned 19,260,971 (10.1% of the class)
- KKR Genetic Disorder GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 19,260,971; shared voting power 0; sole dispositive power 19,260,971; shared dispositive power 0; aggregate amount beneficially owned 19,260,971 (10.1% of the class)
- KKR Group Partnership L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 19,260,971; shared voting power 0; sole dispositive power 19,260,971; shared dispositive power 0; aggregate amount beneficially owned 19,260,971 (10.1% of the class)
- KKR Group Holdings Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 19,260,971; shared voting power 0; sole dispositive power 19,260,971; shared dispositive power 0; aggregate amount beneficially owned 19,260,971 (10.1% of the class)
- KKR Group Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 19,260,971; shared voting power 0; sole dispositive power 19,260,971; shared dispositive power 0; aggregate amount beneficially owned 19,260,971 (10.1% of the class)
- KKR & Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 19,260,971; shared voting power 0; sole dispositive power 19,260,971; shared dispositive power 0; aggregate amount beneficially owned 19,260,971 (10.1% of the class)
- KKR Management LLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 19,260,971; shared voting power 0; sole dispositive power 19,260,971; shared dispositive power 0; aggregate amount beneficially owned 19,260,971 (10.1% of the class)
- Henry R. Kravis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 19,260,971; sole dispositive power 0; shared dispositive power 19,260,971; aggregate amount beneficially owned 19,260,971 (10.1% of the class)
- George R. Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 19,260,971; sole dispositive power 0; shared dispositive power 19,260,971; aggregate amount beneficially owned 19,260,971 (10.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: BridgeBio Pharma, Inc.
Address of issuer's principal executive offices: 3160 Porter Drive, Suite 250, Palo Alto, California (CA), 94304
Comment: This Amendment No. 5 ("Amendment No. 5") to Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of BridgeBio Pharma, Inc., a Delaware corporation (the "Issuer"), and amends the initial statement on Schedule 13D filed on July 10, 2019, as amended by Amendment No. 1 to Schedule 13D filed on June 1, 2020, Amendment No. 2 to Schedule 13D filed on October 6, 2020, Amendment No. 3 to Schedule 13D filed on February 17, 2021 and Amendment No. 4 to Schedule 13D filed on September 17, 2024 (as so amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 5(c) below is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in Items 2 and 3 and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

KKR Genetic Disorder L.P. holds 19,260,971 shares of Common Stock representing approximately 10.1% of the outstanding shares of Common Stock, based on 190,188,626 shares of Common Stock outstanding as of February 13, 2025, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 20, 2025.

Each of KKR Genetic Disorder GP LLC (as the general partner of KKR Genetic Disorder L.P.), KKR Group Partnership L.P. (as the sole member of KKR Genetic Disorder GP LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.) and Messrs. Henry R. Kravis and George R. Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities held directly by KKR Genetic Disorder L.P., in each case, as described more fully in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Common Stock except as described herein.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: On March 5, 2025, KKR Genetic Disorder L.P. sold 6,000,000 shares of Common Stock in a block sale at a price of $32.96 per share pursuant to Rule 144 under the Securities Act of 1933, as amended (the "March 2025 Sale"). Except as otherwise described in this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in any shares of Common Stock during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit I - Joint Filing Agreement, dated as of September 17, 2024, by and among the Reporting Persons (incorporated by reference to Exhibit I to Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on September 17, 2024).

## Signatures
- KKR Genetic Disorder L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, KKR Genetic Disorder GP LLC, its general partner (03/07/2025)
- KKR Genetic Disorder GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (03/07/2025)
- KKR Group Partnership L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Group Holdings Corp., its general partner (03/07/2025)
- KKR Group Holdings Corp.: /s/ Christopher Lee, Christopher Lee, Secretary (03/07/2025)
- KKR Group Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (03/07/2025)
- KKR & Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (03/07/2025)
- KKR Management LLP: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (03/07/2025)
- Henry R. Kravis: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (03/07/2025)
- George R. Roberts: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (03/07/2025)